Drinker Biddle & Reath LLP

191 N. Wacker Drive, Suite 3700

Chicago, IL 60606-1698

(312) 569-1000 (Phone)

(312) 569-3000 (Facsimile)

www.drinkerbiddle.com

November 4, 2016

Via Edgar Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Samantha Brutlag

RE:	FlexShares® Trust (the “Trust” or “Registrant”)
Post-Effective Amendment No. 69 to Registration Statement on Form
N-1A (File Nos. 333-173967 and 811-22555)

Dear Ms. Brutlag:

The following responds to the comments that you provided to us by telephone on October 12, 2016, regarding the above-referenced post-effective amendment to the Trust’s registration statement on Form N-1A (the “Post-Effective Amendment”). The Post-Effective Amendment was filed to register shares of a new portfolio of the Trust: FlexShares® Core Select Bond Fund (the “Fund”). We appreciate the time and attention taken to review the Post-Effective Amendment.

Our responses follow your comments. Terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement. The changes to the Trust’s disclosure discussed below will be reflected in Post-Effective Amendment No. 70 to the Trust’s Registration Statement (the “Amendment”), which will be filed on or about November 10, 2016.

Prospectus

Summary Section - Fee Table

1. Comment: Please provide the completed Fee Table that will be included in the Amendment one week before the expected effective date of the Amendment.

Response: A completed Fee Table of the Fund is included at Appendix A.

2. Comment: Please confirm supplementally that the expense reimbursement disclosed in Footnote 3 will continue at least one year from the effective date of the Prospectus. Also, if the

Investment Adviser can recoup reimbursed expenses, please include the terms and conditions of the recoupment.

Response: The Registrant confirms that the expense reimbursement will continue at least one year from the effective date of the Prospectus. The expense reimbursement agreement between the Trust and the Investment Adviser on behalf of the Fund does not permit the Investment Adviser to recoup reimbursed expenses. The expense reimbursement agreement will be filed as an exhibit to the Fund’s registration statement.

Summary Section - Principal Investment Strategies

3. Comment: The Prospectus states that: “The Fund seeks to achieve its investment objective by investing, under normal circumstances, at least 80% of its net assets in U.S. dollar-denominated investment-grade fixed-income securities either directly or indirectly through exchange-traded funds (“ETFs”) and other registered investment companies. The Fund primarily invests in fixed-rate securities of varying maturities, including bonds, debt securities and other similar instruments issued by U.S. public and U.S and non-U.S. private sector entities. ” Please confirm that the Fund may invest in U.S. dollar-denominated bonds of non-U.S. companies.

Response: The Registrant confirms that the Fund may invest in U.S. dollar-denominated bonds of non-U.S. companies.

4. Comment: If junk bonds are a principal risk of investing in the Fund, please disclose.

Response: The Registrant confirms that junk bonds are not a part of the Fund’s principal investment strategy and are not a principal risk of investing in the Fund.

5. Comment: Please clarify, if true, that the Fund may invest in fixed income securities of any maturity.

Response: The disclosure will be revised to clarify that the Fund may invest in fixed income securities of any maturity.

6. Comment: Please disclose, supplementally, the type and amounts of asset-backed securities (“ABS”) and mortgage-backed securities (“MBS”) that the Fund may invest. For example, may the Fund invest in CLOs, CDOs, RMBS, 3(c)(1) funds or 3(c)(7) funds? The Staff may have additional comments depending on the response.

Response: The Fund may invest without limitation in mortgage- or asset-backed securities, including to be-announced transactions. However, the Fund will not invest more than 10% of its total assets in non-agency mortgage- or asset-backed securities in the aggregate. The Fund does not intend to invest in collateralized loan obligations (CLO’s), collateralized debt obligations (CDO’s), 3(c)(1) or 3(c)(7) funds. The Fund may invest in Residential Mortgage-Back Securities (RMBS), but does not intend to invest in non-agency RMBS.

7. Comment: Please review the Fund’s disclosure to ensure that it accurately describes the types of derivatives the Fund will use and why the Fund will use those types of derivatives. In connection with this comment, please consider the Division of Investment Management’s observations on derivatives-related disclosure in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010 (http://www.sec.gov/divisions/investment/guidance/ici073010.pdf).

Response: The Registrant has reviewed the Fund’s disclosure regarding the Fund’s use of derivatives. Revised disclosure will be included in the Amendment in the “Additional Fund Information” section.

Summary Section - Principal Risks

8. Comment: The risk disclosure regarding derivatives use is broader than the specified derivatives disclosed in the principal investment strategy section. Please supplementally explain this inconsistency.

Response: The Registrant will revise the risk disclosure relating to derivatives, as necessary, so that it discloses only the risks of derivatives that may be utilized by the Fund as part of its principal investment strategy.

Additional Fund Information

9. Comment: Please confirm that the Fund is relying on an existing Actively-Managed Exchange-Traded Fund exemptive order issued to the Registrant or its affiliate.

Response: The Registrant confirms that the Fund is relying on an existing Actively-Managed Exchange-Traded Fund exemptive order issued to the Registrant or its affiliate. See FlexShares Trust, et al. (812-13868), Inv. Co. Act Rel. Nos. 30045 (April 24, 2012) (notice) and 30068 (May 22, 2012) (order) as amended by FlexShares Trust, et al. (812-14150), Inv. Co. Act Rel. Nos. 30593 (July 9, 2013) (notice) and 30645 (Aug. 6, 2013) (order).

10. Comment: Please clarify whether investments in emerging markets is a principal investment strategy of the Fund.

Response: The Registrant confirms that investments in emerging markets is not a principal investment strategy of the Fund. The Fund may have exposure to the risks of emerging market securities through its investment in Underlying Funds. The Fund may also invest directly in U.S. dollar-denominated fixed-income securities of companies located in emerging markets as a non-principal investment strategy. The Registrant will revise the disclosure as necessary.

11. Comment: Please clearly disclose the additional expenses of investment in the Underlying Funds in Investment in Underlying Funds Risk.

Response: The following disclosure will be added in the Amendment:

“By investing in the Underlying Funds indirectly through the Fund, you will incur not only a proportionate share of the expenses of the Underlying Fund held by the Fund (including operating costs and investment management fees), but also expenses of the Fund.”

12. Comment: Please provide specific titles for the Fund’s portfolio managers.

Response: The disclosure will be revised as requested.

13. Comment: Please consider specifying which are principal risks and which are additional risks.

Response: The disclosure will be revised as requested.

Sincerely,

/s/David L. Williams

David L. Williams

Copy to:	Peter K. Ewing
Craig R. Carberry
Diana E. McCarthy
Veena K. Jain

Appendix A

FlexShares® CORE SELECT BOND FUND

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. Under the Fund’s Investment Advisory Agreement, the Fund is responsible for the following expenses: interest expenses, brokerage commissions and other trading expenses, fees and expenses of the independent trustees and their independent legal counsel, taxes and other extraordinary costs such as litigation and other expenses not incurred in the ordinary course of business. You will also incur usual and customary brokerage commissions when buying or selling shares of the Fund in the secondary market, which are not reflected in the example that follows:

Management Fees	0.35%
Distribution (12b-1) Fees	0.00%
Other Expenses(1)	0.01%
Acquired Fund Fees and Expenses(2)	0.19%
Total Annual Fund Operating Expenses	0.55%
Expense Reimbursement(3)	0.20%
Total Annual Fund Operating Expenses After Expense Reimbursement	0.35%

(1)	Other expenses are estimated for the current fiscal year as the Fund has not commenced operations as of the date of this Prospectus.

(2)	“Acquired Fund Fees and Expenses” reflect the Fund’s pro rata share of the fees and expenses incurred by investing in other investment companies. The impact of Acquired Fund Fees and Expenses will be included in the total returns of the Fund. Acquired Fund Fees and Expenses are not used to calculate the Fund’s net asset value per share (“NAV”). Acquired Fund Fees and Expenses are estimated.

(3)	Northern Trust Investments, Inc. (“NTI” or “Investment Adviser”) has contractually agreed to reimburse the fees and expenses of the Trust’s independent trustees and their independent legal counsel until November [ ], 2017. NTI has also contractually agreed to waive Management Fees or reimburse certain expenses in an amount equal to the sum of (a) any Acquired Fund Fees and Expenses, if any, incurred by the Fund that are attributable to the Fund’s investment in Acquired Funds managed by NTI or an investment adviser controlling, controlled by, or under common control with NTI (“Affiliated Funds”); and (b) 0.05% or such lesser amount in Acquired Fund Fees and Expenses incurred by the Fund that are attributable to the Fund’s investment in Acquired Funds that are not Affiliated Funds, until November [ ], 2017. The Fund’s Board of Trustees may terminate the contractual arrangements at any time if it determines that it is in the best interest of the Fund and its shareholders.

Example

The following Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same (taking into account the expense reimbursement arrangement for one year). Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	$36
3 Years	$156